Mercedes-Benz Auto Lease Trust 2016-A
Investor Report

Amounts in USD

Dates

Collection Period No.	27			
Collection Period (from... to)	1-May-2018	31-May-2018		
Determination Date	13-Jun-2018			
Record Date	14-Jun-2018			
Payment Date	15-Jun-2018			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-May-2018	15-Jun-2018	Actual/360 Days	31
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... 6/15/201	15-May-2018	15-Jun-2018	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	280,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	429,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	184,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	325,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	79,930,000.00	75,915,378.80	22,673,023.68	53,242,355.12	666.112287	0.283661
Total Note Balance	**1,297,930,000.00**	**75,915,378.80**	**22,673,023.68**	**53,242,355.12**		
Overcollateralization	262,079,098.90	258,088,271.44	254,789,859.12			
Total Securitization Value	**1,560,009,098.90**	**334,003,650.24**	**277,462,882.80**			
present value of lease payments	546,777,200.24	25,499,608.38	19,021,350.21			
present value of Base Residual Value	1,013,231,898.66	308,504,041.86	258,441,532.59			

	Amount	Percentage
Initial Overcollateralization Amount	262,079,098.90	16.80%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	279,241,629.20	17.90%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	263,641,538.18	16.90%
Current Overcollateralization Amount	254,789,859.12	16.33%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.650000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.340000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	2.478710%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.520000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.690000%	106,914.16	1.337597	53,349,269.28	667.449885
Total		**106,914.16**		**$53,349,269.28**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,482,008,643.96**	**256,003,195.30**	**199,462,427.86**

Available 2016-A Collections		Distribution on the Exchange Note	
Lease Payments Received	5,410,963.89	(1) Total Servicing Fee	278,336.38
Net Sales Proceeds-early terminations (incl Defaulted Leases)	26,807,812.16	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	21,365,084.55	(2) Exchange Note Interest Distributable Amount (1.70%)	362,671.19
Excess wear and tear included in Net Sales Proceeds	160,076.33	(3) Exchange Note Principal Distributable Amount	52,986,598.09
Excess mileage included in Net Sales Proceeds	463,904.10	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	53,583,860.60		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	43,745.06	(5) Remaining Funds Payable	0.00
Total Available Collections	**53,627,605.66**	**Total Distribution**	**53,627,605.66**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	53,349,269.28	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00		
Total Available Funds	**53,349,269.28**	(2) Interest Distributable Amount Class A Notes	106,914.16
		(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	53,242,355.12
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	0.00
		Total Distribution	**53,349,269.28**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	278,336.38	278,336.38	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	106,914.16	106,914.16	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	106,914.16	106,914.16	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	106,914.16	106,914.16	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	53,242,355.12	53,242,355.12	0.00
Principal Distribution Amount	53,242,355.12	53,242,355.12	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,900,022.75
Reserve Fund Amount - Beginning Balance	3,900,022.75
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	3,147.68
minus Net Investment Earnings	3,147.68
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,900,022.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	3,147.68
Net Investment Earnings on the Exchange Note	
Collection Account	40,597.38
Investment Earnings for the Collection Period	43,745.06

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer, has elected to exercise its option under Section 5.01 of the 2016-A Servicing Supplement to purchase the 2016-A Exchange Note on June 15, 2018 (the "Redemption Date") and has deposited $22,673,023.68 into the 2016-A Exchange Note Collection Account to redeem the balance of the Class A-4 Notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,560,009,098.90	37,427
Securitization Value beginning of Collection Period	334,003,650.24	10,601
Principal portion of lease payments	4,685,788.32	
Terminations- Early	24,400,244.69	
Terminations- Scheduled	19,007,791.68	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	8,446,942.75	
Securitization Value end of Collection Period	277,462,882.80	8,886
Pool Factor	17.79%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.27%	7.27%
Weighted Average Remaining Term (months)	23.45	4.14
Weighted Average Seasoning (months)	12.34	33.98
Aggregate Base Residual Value	1,158,924,346.82	264,560,328.93
Cumulative Turn-in Ratio		94.16%
Proportion of base prepayment assumption realized life to date		75.12%
Actual lifetime prepayment speed		0.71%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	275,471,520.95	8,828	99.28%
31-60 Days Delinquent	1,272,617.61	36	0.46%
61-90 Days Delinquent	523,348.50	17	0.19%
91-120 Days Delinquent	195,395.74	5	0.07%
Total	277,462,882.80	8,886	100.00%

Delinquency Trigger	**4.861%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.259%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	512,704.72	16	25,831,462.48	680
Liquidation Proceeds	272,524.67		17,860,079.07	
Recoveries	228,025.93		5,839,675.50	
Principal Net Credit Loss / (Gain)	12,154.12		2,131,707.91	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.048%	
Prior Collection Period	0.124 %	
Second Prior Collection Period	(0.228%)	
Third Prior Collection Period	0.137 %	
Four Month Average	0.020%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.137%

Average Net Credit Loss / (Gain)   3,134.86

	Current		Cumulative	
Residual Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	51,342,274.40	1,699	889,164,791.04	27,854
Sales Proceeds and Other Payments Received	46,355,993.69		867,722,779.55	
Residual Loss / (Gain)	4,986,280.71		21,442,011.49	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	19.571%	
Prior Collection Period	13.220 %	
Second Prior Collection Period	10.802 %	
Third Prior Collection Period	6.233 %	
Four Month Average	12.457%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   1.374%

Average Residual Loss / (Gain)   769.80